

Elizabeth (Liz) Stone · 3rd

Professional Life Coach

La Mesa, California, United States · 500+ connections ·

Contact info

Liz Stone Coaching

Accomplishment Coaching

Experience

Professional Life and Business Coach

Liz Stone Coaching

Jul 2009 – Present · 11 yrs 10 mos

San Diego and nationwide

I specialize in helping people gain access to clear vision in their lives - one that includes a vision of what's possible, not just predictable, for their businesses, communities, relationships, and their own well-being. When vision is clear and commitments are identified clients are able to move forward powerfully in whatever they want to create.

Foundational to my methodology is Ontological Coaching which centers around the discovery of who clients are Being in their lives. This Being creates news possibilities in ways we usually don't expect. It has a direct effect on the outcome of our intentions.   ...see more



Realtor

Coldwell Banker

2002 – Aug 2011 · 9 yrs

Facilitated home buying and selling for many happy clients. Specialties included helping people who were relocating to San Diego, and serving members of the US military.

Education

Accomplishment Coaching
Graduate, Coach and Leadership Training
2009 – 2010

The leader in Coaches Training with locations in San Diego, Seattle, Chicago, New York and Washington DC. An intensive and rigorous training for the development of high level coaching and leadership skills as well as personal development.



National University
Bachelor's Degree, Business Administration and Management, Graduated Magna Cum Laude
1989 – 1992

Bachelors in Business, emphasis in Marketing

Skills & endorsements

Coaching · 71

 Endorsed by **Mark Hunter, MCC and 24 others who are highly skilled at this**

Business Coaching · 42

 Endorsed by **Laura Rubinstein and 1 other who is highly skilled at this**

Emotional Intelligence · 35

 Endorsed by **Domenica (Nicki) Gorini, PCC and 1 other who is highly skilled at this**

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Recommendations

Received (2)   Given (3)



Suzanne Mandy, B.Sc., M.Ed.
Leadership & People Development Expert |

Liz is a brilliant and gifted coach who really understands how to get the best out of people. Over the past several years, I've had the pleasure of working one-on-one with Liz as my coach. She

Gallup® Certified Strengths Coach | Educator & Facilitator | Program Design & Management | eLearning | Tech | ⭐Award-winning Employee Leadership & Learning Programs⭐

December 29, 2020, Suzanne was a client of Elizabeth (Liz)'s

has made an extraordinary impact on my life; empowering and inspiring me to remove obstacles and achieve my bu... **See more**



Judy Liu

Licensed Marriage & Family Therapist/Life Coach at Self - Employed

February 16, 2010, Elizabeth (Liz) worked with Judy in the same group

Elizabeth is a very sensitive, caring person who brings insight, compassion and presence to her coaching work. I recommend her as a life coach.

